June 4, 2026

David Chuang
Chief Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

        Re: FST Corp.
            Registration Statement on Form F-3
            Filed on May 29, 2026
            File No. 333-296326
Dear David Chuang:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Cassi Olson